Innovative Eyewear, Inc.

8101 Biscayne Blvd, Suite 705

Miami, Florida 33138

VIA EDGAR

January 10, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-1
Filed December 13, 2021
File No. 333-261616

Dear Mr. Campbell:

Innovative Eyewear, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 30, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on December 13, 2021. In response to the Staff’s comments, the Company has revised the registration statement and is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Registration Statement on Form S-1

Cover Page

1.	Please revise the prospectus cover page to reference the limitations on exercise of the warrants that are described on pages 9 and 92.

Response to Comment No. 1: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

2.	We note your revisions in response to prior comment four. Please revise your interim and annual results of operations sections to separately quantify your sales of prescription versus non-prescription lens as well as respective cost of goods sold.

Response to Comment No. 2: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 51 and 53 of the Registration Statement.

Research and Development, page 52

3.	Reference prior comment five. You state on page 50 that research and development expenses related to (i) development of new styles and features of your smart eyewear (ii) development and improvement of your ecommerce website (iii) development of your Vyrb social media app for wearables. For the discussion of the year ended December 31, 2020, revise to quantify the amount of research and development expense related to each of these projects. For the discussion of research and development for the nine months ended September 30, 2021, please clarify why you did not expense any amounts on the ecommerce website or the development of the Vyrb app.

Response to Comment No. 3: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 52 and 54 of the Registration Statement.

Critical Accounting Policies and Significant Developments and Estimates
Stock-Based Compensation, page 56

4.	We reissue prior comment eight in part. Please revise to disclose recent equity issuances to employees and directors along with information about the underlying fair value of common stock as it relates to recent price paid by independent investors through Regulation Crowdfund (“REG CF”) securities offering undertaken by the Company, as disclosed.

Response to Comment No. 4: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 56 of the Registration Statement.

Revenue Recognition, page 56

5.	We reissue prior comment 11 in part. Please revise to also clearly disclose your revenue recognition policy with regard to sales made directly to distributors.

Response to Comment No. 5: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 57 of the Registration Statement.

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We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah W. Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Sarah W. Williams, Esq.
Ellenoff Grossman & Schole LLP